新世界發展有限公司
New World Development Company Limited

03032380

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

September 22, 2003

SUPPL

RECEIVED SEP 3 0 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement of the Company dated September 22, 2003 in duplicate for your files.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

10/1

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Company is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making arrangements to ascertain the preferences of its shareholders with respect to the means of receipt and the choice of language of its Corporate Communication.

INTRODUCTION

For the purposes of cost saving and environmental protection, the Company is making the following arrangements to ascertain its shareholders' preference as to the means of receipt (in printed form or by electronic means) and the choice of language (in English only, in Chinese only or in both English and Chinese) of future Corporate Communication.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, this announcement is made to disclose the following arrangements which are being put in place by the Company:

1. The Company has sent a letter today (in English and Chinese) to its shareholders (the **"Information Letter"**) to ascertain as to whether they would prefer to receive future Corporate Communication (i) in printed form or by electronic means (through our web-site: www.nwd.com.hk), and (ii) in English only, in Chinese only or in both English and Chinese. With the Information Letter is a reply form in both English and Chinese (**"Reply Form"**) and a pre-paid addressed return envelope (or an addressed return envelope requiring the affixing of appropriate stamp (applicable to overseas shareholders)) for the use of shareholders to indicate their choice. If electronic means is chosen, the Company will send to the relevant shareholders, on the day of issue, an email notification each time new Corporate Communication is posted on the Company's web-site. The Information Letter states that if no reply is received from shareholders on or before 13 October, 2003, the following arrangements will be made (where applicable):

   - only the Chinese version of Corporate Communication will be sent to all natural person shareholders with a Chinese surname using a Hong Kong address; and
   - only the English version of Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese surname using a Hong Kong address.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address appearing on the register of members of the Company.

   Shareholders are entitled at any time in writing to the Share Registrars of the Company to change the choice of language and the means of receipt of Corporate Communication.

2. With respect to shareholders who have chosen to receive Corporate Communication in printed form, the Company will send the selected language version to such shareholders unless and until they notify the Share Registrars of the Company in writing that they wish to receive future Corporate Communication in the other (or both) language(s) or by electronic means. When Corporate Communication is despatched to such shareholders, a change request form prepared in both English and Chinese (**"Change Request Form"**) will be attached to or printed at some prominent place in the sent out versions of such Corporate Communication together with a pre-paid addressed return envelope (or an addressed return envelope requiring the affixing of appropriate stamp (applicable to overseas shareholders)) specifying that such Corporate Communication prepared in the other language will be available upon request and shareholders could change the language of such Corporate Communication by completing and returning to the Share Registrars of the Company the Change Request Form.

3. With respect to shareholders who have chosen to receive Corporate Communication by electronic means, the Company will attach the Change Request Form to the email notification each time new Corporate Communication is posted on the Company's web-site, specifying that shareholders could change the language and the means by which they receive Corporate Communication by completing and returning to the Share Registrars of the Company the Change Request Form.

4. With respect to future shareholders, the Company will send both language versions of the first Corporate Communication to such shareholders together with a letter similar to the Information Letter, a Reply Form (in English and Chinese) and a pre-paid addressed return envelope (or an addressed return envelope requiring the affixing of appropriate stamp (applicable to overseas shareholders)) for the use of such shareholders to indicate their preferences as to the means of receipt and the choice of language of future Corporate Communication. If no reply is received from such shareholders on or before an indicated deadline, the arrangements set out in paragraph 1 above will be applied.

5. All Corporate Communication in both English and Chinese versions, and in accessible format will be available on the Company's web-site at www.nwd.com.hk. Soft copies of all such Corporate Communication will also be submitted to the Stock Exchange on the same day as they are despatched to the shareholders.

6. The Company is providing a dial-up hotline service (Tel: (852) 29801333) and a facsimile service (Fax: (852) 28108185) to answer queries that shareholders may have on the arrangements set out above.

7. The Information Letter and the Change Request Form will mention that both languages of Corporate Communication will be available on the Company's web-site and that the dial-up hotline and facsimile services are provided as mentioned in paragraphs 5 and 6 above, respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Corporate Communication"	any document issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share Registrars"	Tengis Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Leung Chi Kin
Company Secretary

Hong Kong, 22 September 2003

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Company is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making arrangements to ascertain the preferences of its shareholders with respect to the means of receipt and the choice of language of its Corporate Communication.

INTRODUCTION

For the purposes of cost saving and environmental protection, the Company is making the following arrangements to ascertain its shareholders' preference as to the means of receipt (in printed form or by electronic means) and the choice of language (in English only, in Chinese only or in both English and Chinese) of future Corporate Communication.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, this announcement is made to disclose the following arrangements which are being put in place by the Company:

1. The Company has sent a letter today (in English and Chinese) to its shareholders (the "**Information Letter**") to ascertain as to whether they would prefer to receive future Corporate Communication (i) in printed form or by electronic means (through our web-site: www.nwd.com.hk), and (ii) in English only, in Chinese only or in both English and Chinese. With the Information Letter is a reply form in both English and Chinese ("**Reply Form**") and a pre-paid addressed return envelope (or an addressed return envelope requiring the affixing of appropriate stamp (applicable to overseas shareholders)) for the use of shareholders to indicate their choice. If electronic means is chosen, the Company will send to the relevant shareholders, on the day of issue, an email notification each time new Corporate Communication is posted on the Company's web-site. The Information Letter states that if no reply is received from shareholders on or before 13 October, 2003, the following arrangements will be made (where applicable):

   - only the Chinese version of Corporate Communication will be sent to all natural person shareholders with a Chinese surname using a Hong Kong address; and
   - only the English version of Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese surname using a Hong Kong address.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address appearing on the register of members of the Company.

   Shareholders are entitled at any time in writing to the Share Registrars of the Company to change the choice of language and the means of receipt of Corporate Communication.

2. With respect to shareholders who have chosen to receive Corporate Communication in printed form, the Company will send the selected language version to such shareholders unless and until they notify the Share Registrars of the Company in writing that they wish to receive future Corporate Communication in the other (or both) language(s) or by electronic means. When Corporate Communication is despatched to such shareholders, a change request form prepared in both English and Chinese ("**Change Request Form**") will be attached to or printed at some prominent place in the sent out versions of such Corporate Communication together with a pre-paid addressed return envelope (or an addressed return envelope requiring the affixing of appropriate stamp (applicable to overseas shareholders)) specifying that such Corporate Communication prepared in the other language will be available upon request and shareholders could change the language of such Corporate Communication by completing and returning to the Share Registrars of the Company the Change Request Form.

3. With respect to shareholders who have chosen to receive Corporate Communication by electronic means, the Company will attach the Change Request Form to the email notification each time new Corporate Communication is posted on the Company's web-site, specifying that shareholders could change the language and the means by which they receive Corporate Communication by completing and returning to the Share Registrars of the Company the Change Request Form.

4. With respect to future shareholders, the Company will send both language versions of the first Corporate Communication to such shareholders together with a letter similar to the Information Letter, a Reply Form (in English and Chinese) and a pre-paid addressed return envelope (or an addressed return envelope requiring the affixing of appropriate stamp (applicable to overseas shareholders)) for the use of such shareholders to indicate their preferences as to the means of receipt and the choice of language of future Corporate Communication. If no reply is received from such shareholders on or before an indicated deadline, the arrangements set out in paragraph 1 above will be applied.

5. All Corporate Communication in both English and Chinese versions, and in accessible format will be available on the Company's web-site at www.nwd.com.hk. Soft copies of all such Corporate Communication will also be submitted to the Stock Exchange on the same day as they are despatched to the shareholders.

6. The Company is providing a dial-up hotline service (Tel: (852) 29801333) and a facsimile service (Fax: (852) 28108185) to answer queries that shareholders may have on the arrangements set out above.

7. The Information Letter and the Change Request Form will mention that both languages of Corporate Communication will be available on the Company's web-site and that the dial-up hotline and facsimile services are provided as mentioned in paragraphs 5 and 6 above, respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Corporate Communication"	*any document issued or to be issued by the Company for the information or action of holders of* any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share Registrars"	Tengis Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Leung Chi Kin
Company Secretary

Hong Kong, 22 September 2003